UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K   ☐Form 20-F   ☐Form 11-K  ☒ Form 10-Q   ☐ Form N-SAR   ☐Form N-CSR

For Period Ended:    December 30, 2016

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

VERSAR, INC.

6850 Versar Center

Springfield, Virginia 22151

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Versar, Inc. (the “Company”) is filing this Form 12b-25 with the Securities and Exchange Commission (the “Commission”) with respect to its Quarterly Report on Form 10-Q for the quarter ended December 30, 2016 (the “Form 10-Q”).
During calendar 2016, the Company reported certain defaults under financial covenants set forth in its loan agreement (the “Loan Agreement”) dated September 30, 2015 with Bank of America, N.A. (the “Lender”), as the lender and letter of credit issuer for a revolving credit facility in the amount of $25,000,000 and a term facility in the amount $5,000,000. During much of the calendar year, the Company operated pursuant to forbearance agreements under the Loan Agreement and held discussions with other lenders and financing sources regarding the establishment of a new, replacement credit facility or other financing arrangement. As a result of these ongoing discussions, the Company has not yet been able to complete its audited financial statements for, and has not yet filed, its Form 10-K for the fiscal year ended July 1, 2016. Until the fiscal 2016 audited financial statements are complete and the Form 10-K is filed, the Company is not able to complete its quarterly financial statements and thus has not completed its financial statements for the first quarter of fiscal 2017, nor the second quarter of fiscal 2017 which is due to be filed February 13, 2017.
On December 9, 2016, the Company, together with certain of its domestic subsidiaries acting as guarantors (collectively, the “Guarantors”), entered into a First Amendment and Waiver (the “Amendment”) to the Loan Agreement to address the defaults and make certain other amendments as previously disclosed.
The Company is working diligently towards satisfying all of the Company’s filing requirements with the Commission, including the filing of the Form 10-Q to which this Form 12b-25 relates.
Until the Company completes the structuring and consummation of a transaction, the purpose of which will be the replacement or repayment in full of all obligations under the Loan Agreement, there remains substantial doubt relative to the Company’s ability to continue as a going concern.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

JAMES D. VILLA	(703)	642 - 6839
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐  No☒

    The Company has not filed its Form 10-K for the fiscal year ended July 1, 2016 and Form 10-Q for the fiscal quarter ended September 30, 2016.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒  No ☐

The Company recognized gross revenues of approximately $30.5 million for the second quarter ended December 30, 2016, which was a decrease of 36% from gross revenues of $47.3 million for the comparative quarter ended January 1, 2016. Net loss for second quarter fiscal 2017 was $1.3 million, or $(0.13) per diluted share, compared to a net income of $0.1 million, or $0.01 per diluted share, in second quarter fiscal 2016. Gross revenue for the first six months of fiscal 2017 was $59.8 million, a decrease of 35% compared to $92.2 million during the first six months of the last fiscal year. Gross loss for the first six months of fiscal 2017 was $2.8 million compared to gross l oss of $0.4 million during the first six months of the last fiscal year.

VERSAR, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 14, 2017	By:	/s/ Anthony L. Otten
CEO